June 6, 2014

Dear Shareholders of Exceed Company Ltd.,

Enclosed please find a press release issued by Exceed Company Ltd. (the “Company”) on June 3, 2014. The press release announces that Mr. Lin, the Company's Chairman and Chief Executive Officer, has informed the independent committee that he needs additional time to secure the financing for the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated December 2, 2013, by and among the Company, Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Lin (“Parent”), and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent. Mr. Lin has indicated that he now expects that such financing will be on deposit in an account outside of the People’s Republic of China by June 20, 2014.

The press release also announces that the Loan Notes with each of Ms. Weixin Zhuang and Mr. Guomin Chen have been replaced with new Loan Notes reflecting (a) the decrease in the aggregate principal amount of loans to $15 million (the “Debt Financing”) and (b) and an obligation by the lenders to fund such Debt Financing to a bank outside of the People’s Republic of China by June 20, 2014.

The Company also announced that Wisetech Holdings Limited and Windtech Holdings Limited, two of the Rollover Shareholders named in the proxy statement previously distributed to the Company’s shareholders, have agreed to invest an aggregate of $5 million in cash in Parent (the “Equity Financing”), which funds will be used to finance a portion of the merger consideration. Mr. Lin has advised the Company that the full amount of Equity Financing is on deposit in accounts outside of the People’s Republic of China and will be available at the closing of the proposed transaction.

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following evidence provided by Mr. Lin to the satisfaction of the independent committee that the full amounts of the Debt Financing and Equity Financing are on deposit in accounts outside of the People’s Republic of China and will be available at the closing of the Merger. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not later than seven calendar days prior to such resumed meeting.

As indicated in the press releases, inquiries should be directed to:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn

Thank you for your ongoing support and consideration of this matter.

\s\ Jin Jichun Mr. Jin Jichun On behalf of the Independent Committee	\s\ Shuipan Lin Mr. Shuipan Lin Chairman of the Board